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April 9, 2019

VIA EDGAR AND E-MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gannett Co., Inc. (“Gannett”) Definitive Additional Materials on Schedule 14A filed by MNG Enterprises, Inc., et. al. (collectively, “MNG”) Filed on April 2, 2019 File No. 001-36874

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 4, 2019 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with MNG and provide the following responses on its behalf. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.

Item 1. Press Release dated April 2, 2019

1.	We note your references to historical financial results without the clarification you made in your proxy statement in response to comment 6 in our March 21, 2019 letter. Please revise.

MNG acknowledges the Staff’s comment and advises the Staff that MNG’s omission of the clarifying disclosure included in the proxy statement in response to comment 6 in the Staff’s letter dated March 21, 2019 was inadvertent. MNG advises the Staff that in MNG’s future soliciting materials MNG intends to provide historical financial results beginning with Gannett’s 2015 spin-off and should MNG provide any historical financial results with respect to any periods prior to Gannett’s 2015 spin-off, MNG will include the clarifying disclosure.

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April 9, 2019

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your statement that you are offering “speed and certainty” in connection with your offer.

MNG acknowledges the Staff’s comment and advises the Staff that MNG believes that its $12.00 all-cash acquisition proposal would provide value to stockholders with greater speed and certainty than any credible plan to be put forth by Gannett, and that MNG has provided reasonable support for such belief in its soliciting materials. Supporting information consistent with MNG’s previous disclosure is provided below.

Speed. If Gannett would agree to enter into a standard non-disclosure agreement with MNG to allow MNG to conduct confirmatory due diligence, MNG believes that it can complete its work and finalize a financing package within weeks. During such time period, MNG would be able to commence negotiating a definitive acquisition agreement with Gannett, in the interest of signing an acquisition agreement and moving towards closing the transaction as expeditiously as possible. MNG has retained a full advisory team, including Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”), Olshan Frome Wolosky LLP and Moelis & Company LLC, to assist MNG in preparing to enter into an acquisition agreement and close an acquisition of Gannett, including finalizing a financing package, addressing any regulatory issues and obtaining the approval of Gannett stockholders. Therefore, MNG believes that its acquisition proposal offers relative speed to completion.

Certainty. MNG believes that its $12.00 all-cash acquisition proposal will provide certainty of value to Gannett stockholders, much more so than Gannett’s ongoing digital transformation strategy. Further, MNG believes that it will be able to obtain financing for the proposed transaction, as supported by the “highly confident letter” from Oaktree, a subsidiary of Oaktree Capital Group, LLC and a knowledgeable investor with experience in the newspaper publishing industry, in which Oaktree expressed high confidence in MNG’s ability to attain a debt financing package in an aggregate principal amount equal to not less than $1.725 billion in connection with MNG’s proposed acquisition of Gannett. With respect to regulatory issues, Akin Gump has completed extensive work to date, and based on the information available does not believe any antitrust issues or pension obligations would be an impediment to closing. Therefore, MNG believes that its acquisition proposal offers relative certainty of value and of completion.

April 9, 2019

3.	With a view toward revised disclosure, state whether Oaktree is willing to finance your offer, in part or in full, or whether Oaktree is solely evaluating your credit worthiness for purposes of the proposed transaction.

MNG acknowledges the Staff’s comment and advises the Staff that, consistent with MNG’s prior disclosure, the “highly confident letter” received from Oaktree states that Oaktree is highly confident in MNG’s ability to attain a debt financing package in an amount sufficient to fully finance the $12.00 per share cash consideration payable to Gannett’s stockholders, refinance the existing indebtedness of both MNG and Gannett and pay all related fees, costs and expenses in connection with the transaction. MNG advises the Staff that the letter from Oaktree is not an expression of Oaktree’s commitment or willingness to finance the transaction, and MNG has not represented the letter as such. By refusing to enter into a standard confidentiality agreement under which MNG and financing sources would be able to finalize due diligence on Gannett, Gannett effectively is blocking MNG from being able to obtain committed financing while at the same time criticizing MNG for not having committed financing in place. In light of Gannett’s actions, MNG obtained the letter from Oaktree to help rebut Gannett’s claims that MNG does not have the ability to arrange for financing for its proposed acquisition of Gannett.

4.	We note your references to the Gannett board as “delusional” and to Gannett offering “just a bunch of misleading statistics.” Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

MNG acknowledges the Staff’s comment and will refrain from making any similar statements in its soliciting materials going forward. The reference to the Board as “delusional” is specifically related to the definition of such word meaning “based on or having faulty judgment; mistaken” and MNG’s attendant belief that the Board has exhibited faulty judgment when the Company has been telling shareholders that the Board expects its digital transformation strategy to “drive growth and shareholder value” despite having recently forecasted further declines in profitability and with no end in sight for the Company’s underperformance. The use of such word was not intended to have any more negative of a connotation than such meaning.

In a related matter, as MNG has communicated to the Staff in prior letters, MNG believes that Gannett has made various statements about MNG and its nominees that directly or indirectly impugn their character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without adequate factual foundation. Particularly egregious examples of such statements were included in Gannett’s most recent letter dated April 8, 2019 and filed with the Commission in a Form DEFA14A on such date, and are excerpted below.

Given MNG’s track record, we have grave concerns that under the control of MNG’s nominees, your board would be repurposed for siphoning value — including potentially from Gannett’s pensions — to deliver generous management fees and profits to Alden, while destroying value for other Gannett shareholders.

April 9, 2019

Gannett believes the consequence would be to transfer control of the board to MNG and Alden — with no control premium — at which point MNG would be in a position to advance any agenda it wants at Gannett shareholders’ expense.

The above statements impugn the character, integrity and personal reputation of the MNG nominees without adequate factual foundation. In all of MNG’s soliciting materials, MNG highlights its premium offer to acquire Gannett for $12.00 per share in cash and its desire to complete that acquisition. Yet, in the statements above Gannett is implying that MNG’s announced intentions are false, that MNG is not in fact interested in completing an acquisition of Gannett, and that MNG is instead seeking to gain control of the Board without acquiring additional shares and to operate Gannett as a public company under MNG’s control. The statements also imply that the MNG nominees intend to violate their fiduciary duties as directors of Gannett. Such statements are false and are presented without reasonable factual basis. MNG respectfully requests that the Commission require Gannett to provide a reasonable factual basis for these statements or cease making them.

5.	We note your disclosure that “Not voting is the same as voting against the transaction.” Please revise your disclosure to clarify it. For example, explain (i) why a vote on the election of directors is related to a vote on a proposed transaction, and (ii) given the plurality voting standard applicable to the upcoming election of directors, how not voting will have an impact on the election of directors.

MNG acknowledges the Staff’s comment and advises the Staff that, consistent with MNG’s disclosure in the proxy statement, MNG is not seeking stockholder approval for the transaction. MNG has stated that it believes that a vote for its nominees presents an opportunity for stockholders to make their voices heard that the Board should engage with MNG on its proposal, or in the alternative, immediately commence a strategic review process to maximize value for all Gannett stockholders. The intent of the disclosure referenced above was to underscore that stockholders who do not vote for MNG’s nominees (whether by supporting incumbent directors or not voting at all), would be, in a sense supporting the status quo, in which the Board has refused to engage further on MNG’s proposal or announce a strategic review process. To the extent that MNG discusses voting with respect to its acquisition proposal or any other transaction in future soliciting materials, MNG will include clarifying disclosure that stockholders are being asked to vote for MNG’s director nominees only, not on MNG’s proposed acquisition of Gannett, and will further clarify that not voting is not, practically or mechanically speaking, the same as a vote against the transaction.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman